Exhibit 12.1 Ratio of Earnings to Fixed Charges

	Predecessor		Company
	January 1 - April 26,		April 27 - December 31,
	2007		2007		2008		2009		2010		2011
	(Unaudited)		(Audited)		(Audited)		(Audited)		(Audited)		(Audited)
	($ in thousands)
EARNINGS
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$(7,380)		$(45,626)		$(87,163)		$(21,796)		$(20,432)		$786
Plus: fixed charges (below)	8,325		59,495		71,732		68,515		67,162		82,010
Less: interest capitalized	(750)		(1,797)		(352)		—		—		—
Earnings for Ratio	$195		$12,072		$(15,783)		$46,719		$46,730		$82,796
FIXED CHARGES
Interest, including amortization of capitalized financing costs and original issue discounts	7,575		57,698		71,380		68,515		67,162		82,010
Interest, capitalized	750		1,797		352		—		—		—
Fixed charges	8,325		59,495		71,732		68,515		67,162		82,010
Surplus (deficiency) of earnings to fixed charges	$(8,130)		$(47,423)		$(87,515)		$(21,796)		$(20,432)		$786
Ratio of earnings to fixed charges	(0.02)	x	0.2	x	—	x	0.7	x	0.7	x	1.0	x